EXHIBIT 3.1
Amendment to Bylaws adopted August 10, 2006
On August 10, 2005, pursuant to Section 3.2 of the Company’s Bylaws, the Board of Directors of the Company amended the second sentence of Section 3.2 of the Company’s Bylaws by deleting such sentence in is entirety and replacing it with the following:
“The exact number of directors shall be six (6) until changed, within the limits specified above, by an amendment to this Bylaw adopted by the Board of Directors or the shareholders.”